Mail Stop 3561

February 12, 2007

Via Fax & U.S. Mail

Pär Östberg, Chief Financial Officer
Aktiebolaget Volvo \PUBL\
S-405 08
Göteborg, Sweden

      Re: Aktiebolaget Volvo \PUBL
             Form 20-F for the year ended December 31, 2005
             Filed May 30, 2006
             File No. 000-12828

We have reviewed your response letter dated February 6, 2007 and have the following additional comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 8 Financial Information

Consolidated Balance Sheets, page F-20

It is not clear how you arrive at the consolidated results of the company within your Swedish GAAP to IFRS GAAP reconciliation. In this regard, the summation of the Volvo Group (excluding Financial Services) and Financial Services balances does not equal the consolidated results. As such, please provide us with and revise future filings to include a revised Swedish GAAP to IFRS GAAP reconciliation, which reconciles the Volvo Group (excluding Financial Services) and Financial Services balances to the reported consolidated amounts along with a detailed discussion of each adjustment.

As appropriate, respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lyn Shenk at (202) 824-5369 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief